Exhibit 99.(a)(i)(vii)

[Letterhead]

OLD SECOND BANCORP, INC.

Offer to Purchase for Cash Up To

833,333 Shares of Its Common Stock

April 17, 2007

Dear Stockholder:

We are pleased to announce our offer to purchase shares of our common stock, $1.00 par value per share (the “Shares”), from you at the purchase price of $30.00 per Share. Our board of directors has approved a repurchase of up to 833,333 Shares, or approximately 6.4% of our 13,110,423 outstanding Shares, directly from our stockholders. No standard brokerage fees or commissions will be charged to you if you tender your Shares. We are making this offer because we believe that, given the current market value of Shares, the purchase is an attractive opportunity for Old Second Bancorp to increase shareholder value. Additionally, we believe that this offer is beneficial to our stockholders because it will provide liquidity by giving stockholders an opportunity to sell all or a part of their investment in us on potentially more favorable terms than would otherwise be the case. A copy of the Offer to Purchase, which outlines the terms of this offer, is enclosed with this letter and we urge you to read it carefully.

If you own less than 100 Shares and tender all of your Shares, you will receive priority and have all of your Shares purchased even if more than 833,333 Shares are tendered.

The offer, and the procedures you must follow if you want to tender your Shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents.

We encourage you to read carefully the Offer to Purchase, Letter of Transmittal, and related documents. Neither Old Second Bancorp nor our board of directors makes any recommendation to any stockholder whether or not to tender any shares, or at what price shares should be tendered. We are not aware of any director or executive officer who intends to tender any of his or her shares in this offer. However, directors and executive officers are not prohibited from tendering some or all of their shares in this offer.

To assist us with this offer, we have engaged Howe Barnes Hoefer & Arnett, Inc. to serve as the Information Agent and Dealer Manager. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call our investor relations department at (630) 906-5480 or the Information Agent/Dealer Manager toll free at (800) 800-4693.

Please note that the offer is scheduled to expire at 5:00 p.m., Central time, on May 15, 2007, unless extended by Old Second Bancorp. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,
William B. Skoglund
President and Chief Executive Officer